Exhibit 16.1

July 16, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Trimeris, Inc. and, under the date of March 12, 2009, we reported on the consolidated financial statements of Trimeris, Inc. as of and for the years ended December 31, 2008 and 2007, and under the date of March 12, 2009, we reported on the effectiveness of internal control over financial reporting as of December 31, 2008. On July 10, 2009, we were dismissed. We have read Trimeris, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated July 16, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Trimeris, Inc.’s statement that the dismissal of KPMG was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG LLP

KPMG LLP